Exhibit 99.1

GW Pharmaceuticals Announces Results of Annual General Meeting

GW Pharmaceuticals plc (NASDAQ: GWPH or the "Company") hereby provides notification that, at the Annual General Meeting of the Company held earlier today, 14 March 2017, all the resolutions set out in the Notice of Meeting sent to shareholders were duly proposed and passed.

All resolutions were approved on a show of hands. Details of the proxy votes received in relation to each of the resolutions (which are more particularly described in the Notice of General Meeting) are as follows:

	For[1]		Against		Withheld[2]
Ordinary resolutions
Resolution 1 - To receive, consider and adopt the Directors’ and Auditors’ Reports and Statement of Accounts for the year ended 30 September 2016	295,507,108	99.90	305,510	0.1	352,500
Resolution 2 - To approve the Directors’ Remuneration Report	245,283,643	83.88	47,128,389	16.12	3,753,086
Resolution 3 – To re-elect Geoffrey Guy as a Director	295,505,480	99.87	383,950	0.13	275,688
Resolution 4 - To re-elect Thomas Lynch as a Director	295,423,537	99.85	447,317	0.15	294,264
Resolution 5 - To re-elect Cabot Brown as a Director	295,411,537	99.85	458,465	0.15	295,116
Resolution 6 - To re-appoint Deloitte LLP as Auditor	295,798,590	99.96	126,684	0.04	239,844
Resolution 7 - To authorise the Directors to determine the Auditor’s remuneration	295,571,680	99.90	287,580	0.1	305,858
Resolution 8 - That the GW Pharmaceuticals plc 2017 Long-Term Incentive Plan be approved and the directors be authorised to adopt the same and to do all things necessary or desirable to implement the plan and grant awards pursuant to it.	245,390,195	83.890	47,122,087	16.11	3,652,836
Resolution 9 - To authorise the Directors to allot shares pursuant to Section 551 of the Companies Act 2006	291,274,430	99.60	1,181,020	0.4	3,709,668
Special Resolutions (requires 75% majority)
Resolution 10 - That the Directors be authorised to disapply pre-emption rights for cash issues of up to 20% of the Company’s issued share capital	268,033,369	91.66	24,391,757	8.34	3,739,992

1 Proxy forms which gave the Chairman or other officer of the Company discretion have been included in the "For" total.

2 A vote withheld is not a vote in law and, is not counted in the calculation of the votes for or against a resolution. Therefore, the percentage of votes cast excludes withheld votes.

On 10 March 2017, there were 303,883,568 GW Pharmaceuticals plc ordinary shares in issue. Shareholders are entitled to one vote per share held.

The full text of each resolution passed at the Annual General Meeting held earlier today, Wednesday 14 March 2017, is set out in the Notice of Annual General Meeting which is available for viewing on the Company's website at www.gwpharm.com.